J. C. Penney Company, Inc.                            July 18, 2017
6501 Legacy Drive
Plano, TX 75024
972-431-1000

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:    J. C. Penney Company, Inc.
Form 10-K for the Fiscal Year ended January 28, 2017
Filed March 24, 2017
File No. 1-15274

Dear Mr. Thompson:

We are in receipt of your letter dated June 28, 2017, and have included our response to your comments below.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the letter, with the Staff's comment presented in bold italicized text, followed by our response.

Selected Financial Data
Non-GAAP Financial Measures, page 23

1.
We note your calculation of EBITDA contains adjustments for gains and losses on early extinguishment of debt. Measures calculated differently from EBITDA as defined should not be characterized as EBITDA and their titles should be distinguished from EBITDA. Please revise your non-GAAP measure presentation accordingly. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:
In response to the Staff’s comment, in future filings we will revise our presentation of EBITDA to remove the adjustments for gains and losses on early extinguishment of debt. In future filings, any such gains and losses will be included as an adjustment only when presenting Adjusted EBITDA.

Consolidated Statements of Operations, page 55

2.
Please tell us how your presentation of gross margin on the face of the statement of operations complies with the guidance in ASC 225-10-S99-8 and Rule 5-03 of Regulation S-X. In this regard, your gross margin measure appears to present a figure for income before depreciation. If so, please revise to either: (a) include an appropriate allocation of depreciation to costs applicable to revenue or (b) remove the gross margin subtotal and re-label the costs applicable to revenue line item throughout the filing to indicate that it excludes depreciation. Further, if you disclose gross margin excluding depreciation and amortization within Management's Discussion and Analysis of Financial Condition and Results of Operations, please identify the measure as a non-GAAP financial measure and disclose why management believes the non-GAAP measure provides useful information to investors. Refer to Item 10(e) of Regulation S-K.

Response:
In response to the Staff’s comment, in future filings we will remove the gross margin subtotal from our statement of operations and re-label the costs applicable to revenue line item throughout the filing to indicate that it excludes depreciation. We believe an appropriate allocation of depreciation expense associated with costs applicable to revenue would be approximately $32 million, $34 million and $39 million in fiscal years 2016, 2015 and 2014, respectively, representing 0.4%, 0.4% and 0.5% of total costs applicable to revenue for fiscal years 2016, 2015 and 2014, respectively. Further, to the extent we disclose gross margin excluding depreciation and amortization within Management’s Discussion and Analysis of Financial Condition and Results of Operations in our future filings, we will identify the measure as a non-GAAP financial measure and disclose why management believes the non-GAAP measure provides useful information to investors.
Should the Staff have any additional comments or need further information, please contact me at 972-431-2204 or adrexler@jcp.com or Salil Virkar, Vice President, Associate General Counsel and Corporate Secretary, at 972-431-1211 or svirkar@jcp.com.
Respectfully,
/s/ Andrew S. Drexler
Andrew S. Drexler
Senior Vice President, Chief Accounting Officer and Controller

cc:    Marvin R. Ellison
Brandy L. Treadway
Salil R. Virkar